SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 May 29, 2003 Press Release on Futuremedia PLC's Statement Regarding Trading Volume.

Exhibit 3 June 3, 2003 Press Release on Futuremedia PLC's Move to Southern England's 'IT Capital'.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By: /s/ Mats Johansson
    --------------------

Mats Johansson
Chief Executive Officer




Date:  3 June 2003



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



                                    EXHIBIT 1
                                    ---------

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2
                                    ---------

PRESS RELEASE

BRIGHTON, England, May 29, 2003 -- E-Learning solutions provider Futuremedia PLC (NasdaqSC: FMDAY) today announced, that it is unaware of the cause of the abnormally high trading volume and sharp price rise of its ADSs yesterday and today on the NASDAQ Small Cap Market. The Company is aware, however, that certain statements concerning a possible take over or buy out of the Company have been posted on the Internet by third parties. The Company is not responsible for any such statements and is currently not in any discussions regarding any take over, buy out or merger of the Company which could form the basis for any such statements. The Company expects to issue its normal end of year trading statement on Monday 2nd June, 2003, and to subsequently make the appropriate filings with the SEC.

ABOUT FUTUREMEDIA

Futuremedia PLC (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the UK, Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

Futuremedia's customers include Royal Mail, Syngenta, BUPA and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is
supplied   and   supported.

Futuremedia can be found on the Web at http://www.futuremedia.co.uk .
                                       ----------------------------

"SAFE HARBOR" STATEMENT UNDER SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the e-learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

 FOR FURTHER INFORMATION:

 Media: Kay Phelps
 Tel: +44(0)1932 761 889
 e-mail: kay.phelps@btinternet.com

 Investor Relations: Mats Johansson,
 Tel: +44(0) 1273 829 700
 e-mail: ir@futuremedia.co.uk

                                    EXHIBIT 3
                                    ---------

PRESS RELEASE

BRIGHTON,  England,  June 3, 2003 --  Futuremedia  PLC  (NasdaqSC:  FMDAY),  the
eLearning solution provider, today announced the completion of moving the business to new offices in central Brighton -- one of Europe's IT centres. The move into new functional office space, negotiated on terms favourable to the company, follows the sale of its premises in nearby Arundel. Mats Johansson, CEO, comments, "Our move to Brighton will bring us closer to our customers and provide us with a much larger employment pool at competitive cost for recruitment -- both essential to support our continued growth. Our new location is also within a 20-minute train ride from Gatwick International Airport, a major UK gateway, offering us easy access to Europe as we implement our European growth strategy." Accessibility has taken on an increased importance since the company purchased 29.8% of the equity of Scandinavian eLearning provider, Luvit. The two companies plan to build a leading European eLearning venture, expand their existing client bases in the UK and Scandinavia, the second largest European eLearning market, as well as open up Luvit's client base to Futuremedia's content production and content brokerage services. http://www.futuremedia.co.uk

ABOUT FUTUREMEDIA PLC

Futuremedia PLC (est. 1983) is a Solutions Provider in the growing eLearning market with 20 years' experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System that in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the UK, Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

Futuremedia's customers include Royal Mail, Syngenta, BUPA and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported. Futuremedia can be found on the web at http://www.futuremedia.co.uk.

"SAFE HARBOR" STATEMENT UNDER SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the public market for its securities. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

FOR FURTHER INFORMATION:
Press Information: Kay Phelps
The PR Department for Futuremedia, +44 7710 043244

kay.phelps@btinternet.com
-------------------------

Futuremedia Investor Relations: Mats Johansson
 +44 1273 829 700
ir@futuremedia.co.uk
--------------------



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